UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

REGIONAL HEALTH PROPERTIES, INC.
(Name of Subject Company and Filing Person (Issuer))

10.875% Series A Cumulative Redeemable Preferred Shares

(Title of Class of Securities)

75903M200
(CUSIP Number of Class of Securities)

Brent Morrison
Chief Executive Officer and President

Regional Health Properties, Inc.
454 Satellite Boulevard NW, Suite 100
Suwanee, Georgia 30024
(678) 869-5116

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Joshua Davidson

Clinton W. Rancher

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
□

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/AFiling Party: N/A

Form or Registration No.: N/ADate Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□third-party tender offer subject to Rule 14d-1

☒issuer tender offer subject to Rule 13e-4

□going-private transaction subject to Rule 13e-3

□amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

□Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On June 1, 2021, Regional Health Properties, Inc. (the “Company”) filed a Registration Statement on Form S-4 (the “Registration Statement”) relating to an offer to exchange any and all of the outstanding shares of its 10.875% Series A Cumulative Redeemable Preferred Shares for newly issued common stock of the Company, no par value (the “Exchange Offer”). The preliminary proxy statement/prospectus included in the Registration Statement is incorporated herein by reference as Exhibit 99.1.

The Registration Statement has not yet been declared effective by the Securities and Exchange Commission (the “SEC”). The Exchange Offer described in the proxy statement/prospectus has not yet commenced, and there can be no assurances that the Company will commence the Exchange Offer on the terms described in the proxy statement/prospectus or at all. If the Company commences the Exchange Offer, the Exchange Offer will be made solely by the proxy statement/prospectus, the related letter of transmittal and certain other related materials, which the Company will file with the SEC. Investors are urged to read these materials and the Company’s tender offer statement on Schedule TO to be filed with the SEC in connection with the Exchange Offer when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the Exchange Offer. If the Company commences the Exchange Offer, it will file each of the documents referenced herein with the SEC, and, when available, investors may obtain a free copy of them from the SEC at its website www.sec.gov.

Exhibits.

Exhibit No.	Description
99.1	Preliminary Proxy Statement/Prospectus (incorporated by reference to Regional Health Properties, Inc.’s Registration Statement on Form S-4 filed on June 1, 2021 (File No. 333-256667)).